

SECURITIE 05042019

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	January 31, 2007
Estimated average burden hours per response	12.00

SEC FILE NUMBER
8- 16586

RECEIVED MAR 31 2005

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2004 (MM/DD/YY) AND ENDING 12/31/2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: AIG Equity Sales Corp.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

70 Pine Street, 12th Floor
(No. and Street)

New York (City) New York (State) 10270 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Walter R. Josiah
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

1177 Avenue of The Americas (Address) New York (City) New York (State) 10036 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 11 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Walter R. Josiah, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of AIG Equity Sales Corp., as of December 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



ANNE H. CONSTANTIN
Notary Public - State of New York
NO. 01CO6054863
Qualified in New York County
My Commission Expires 12/16/2006

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


SEC MAIL
MAR 3 1 2005
WASH. D.C.
SECTION

AIG Equity Sales Corp.

(A wholly owned subsidiary of AIG Global Asset Management Holdings Corp.)

Balance Sheet
December 31, 2004

AIG Equity Sales Corp
(A wholly owned subsidiary of AIG Global Asset Management Holdings Corp.)
Index
December 31, 2004

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Board of Directors and Stockholder of
AIG Equity Sales Corp.

In our opinion, the accompanying balance sheet presents fairly, in all material respects, the financial position of AIG Equity Sales Corp. at December 31, 2004 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

March 30, 2005

AIG Equity Sales Corp.
(A wholly owned subsidiary of AIG Global Asset Management Holdings Corp.)
Balance Sheet
December 31, 2004

Assets	
Cash	$ 2,002
Short-term investments (Note 4)	1,505,938
Accounts receivable	18,000
Prepaid expenses and other	146,394
Total assets	$ 1,672,334
Liabilities and Stockholder's Equity	
Liabilities	
Payable to AIG and affiliates, net	$ 144,246
Accounts payable and accrued expenses	10,000
State and local taxes	213,116
Total liabilities	367,362
Stockholder's equity	
Common stock, $10 par value per share; authorized 10,000 shares; issued and outstanding 1,500 shares	15,000
Additional paid-in capital	421,460
Retained earnings	868,512
Total stockholder's equity	1,304,972
Total liabilities and stockholder's equity	$ 1,672,334

The accompanying notes are an integral part of this financial statement.

1. Business and Organization

AIG Equity Sales Corp. (the "Company") is a wholly owned subsidiary of AIG Global Asset Management Holdings Corp. ("AIGGAMHC"). Prior to January 1, 2004, the Company was a wholly-owned subsidiary of American International Group, Inc. ("AIG"), and is registered under the Securities Exchange Act of 1934 as a broker-dealer in securities. The Company is a sub-distributor and servicing agent for class B shares of the AIG Money Market Fund, a separate series of the Advisor's Inner Circle Fund, a registered investment company.

The Company is also engaged in the distribution of certain other financial products which are sponsored, created, or issued by AIG and its subsidiaries, and participates in securities lending activities in an agency capacity.

2. Basis of Accounting

The preparation of the balance sheet in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the balance sheet. Actual results could differ from those estimates.

3. Income Taxes

The operations of the Company are included in the consolidated federal tax return of AIG. As a result, any taxes due or owed are paid or received from AIG. However, the Company files separate state and local tax returns. Payable to AIG and affiliates, net, included in the balance sheet, includes $372,228 for federal income tax due to AIG.

4. Investments

Short-term investments consist primarily of the AIG Money Market Fund, which is an SEC registered mutual fund managed by an affiliate of the Company, and is carried at cost plus accrued interest, which approximates fair value.

5. Securities and Exchange Commission Rule 15c3-3 Exemption

As the Company does not carry customer accounts, and is therefore exempts it from the provisions of Rule 15c3-3 under paragraph (k) (2) (ii).

6. Net Capital Requirement

The Securities and Exchange Commission's "Uniform Net Capital Rule" (Rule 15c3-1), requires the Company to maintain minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. In 2004, the Company returned capital of $200,000 to the Parent.

At December 31, 2004, the Company's net capital was $1,128,459, which was $1,078,459 in excess of its required net capital of $50,000. The Company's aggregate indebtedness to net capital ratio was 0.33 to 1.

7. Expense and Subsidy Reimbursement Agreement

Pursuant to an agreement between AIGGAMHC and the Company, AIGGAMHC will provide reimbursements to the Company for expenses incurred in such an amount as is required so that the Company's operating income before taxes is not less than $150,000 on an annual basis. No payments were recorded by the Company during 2004.

AIG charges the Company for certain administrative services. Receivable from AIG and affiliates, net, includes taxes, revenues, and expense amounts due to and due from AIG and affiliates.

8. Acquisition of AIG Japan Securities Inc. from Affiliated Entity

Through board of directors decree, AIG Equity Sales Corp. acquired from its affiliate Sun America Securities, Inc. a 100% ownership interest in AIG Japan Securities Inc. on December 30th, 2004. According to current accounting guidance for entities under common control, the financial statements of AIG Equity Sales Corp. do not include the results of operations or financial position of AIG Japan Securities Inc. as of December 31, 2004. The consolidation of AIG Japan Securities, Inc. will be effected on a prospective basis based upon the guidance of APB 16 and Statement of Financial Accounting Standards numbers 140 and 141.

PRICEWATERHOUSECOOPERS


SEC MAIL
RECEIVED
PROCESSING
MAR 3 1 2005
WASH., D.C.
152
SECTION

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors on Internal Accounting Control Required by SEC Rule 17a-5

To the Board of Directors and Stockholder of
AIG Equity Sales Corp.

In planning and performing our audit of the financial statements and supplemental schedule of AIG Equity Sales Corp. (the "Company") for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g) of the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11), and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial function relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System;
2. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3, and
3. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; and

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are

to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the Board of Directors, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended and should not be used for anyone other than these specified parties.



March 30, 2005